VIA EDGAR

June 29, 2009

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

JPMorgan Trust I (Registration No. 333-103022 and 811-21295) – Post-Effective Amendment No. 87; JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236) -- Post-Effective Amendment No. 108; and J.P. Morgan Mutual Fund Group (Registration No. 33-14196 and 811-5151) – Post-Effective Amendment No. 102

Dear Mr. O’Connor:

Pursuant to your request, this letter is in response to the comments that you provided to me on Friday, June 19, 2009, concerning the annual update to the registration statements for the Funds specified on Exhibit A, which are series of JPMorgan Trust I, JPMorgan Trust II, and J.P. Morgan Mutual Fund Group (the "Trusts").  Your comments are repeated below, followed by the Trusts’ response.   Please let me know if you have any questions concerning our response.

J.P. Morgan Income Funds -- Fund Summaries – Principal Investment Strategies and Risks

1.

Comment:  The Fund Summaries for some of the J.P. Morgan Income Funds indicate that the Funds may use mortgage-backed securities as a principal investment strategy.  The risk disclosure included in the Fund Summaries applicable to mortgage-backed securities includes “Prepayment and Call Risk” and, in some cases, “CMO, IO & PO Risk.”  The risk disclosure should be reviewed and updated to reflect risks that have emerged with respect to these types of securities.  Mortgage-backed securities pose significant risks including lack of liquidity, valuation difficulties, lack of transparency and asymmetrical information.  In addition, the current risk disclosure should be combined and relabeled “Mortgage-Backed Securities Risk.”  Finally, the Funds should evaluate whether it is appropriate to identify “prepayment” risk as a principal risk of mortgage-backed securities given mortgage defaults.

Response:  The Trusts believe that the Funds' current disclosure regarding mortgage-backed securities is appropriate, and adequately addresses risks that have emerged with respect to these types of securities.  The Trusts also confirm that the risk of "prepayment" continues to be a principal risk for such securities.  Nonetheless, for the J.P. Morgan Income Funds that utilize mortgage-backed securities as a principal investment strategy, the disclosure will be updated as follows (with certain bracketed language to be included only for Funds that utilize types of mortgage-backed securities that pose additional risks):

Mortgage-Related and Other Asset-Backed Securities Risk.  Mortgage-related and asset-backed securities are subject to certain other risks.  The value of these securities will be influenced by the factors affecting the housing market and the assets underlying such securities.  As a result, during periods of declining asset value, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid.  Additionally, during such periods and also under normal conditions, these securities are also subject to prepayment and call risk.  When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss.   Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default [described under “Credit Risk”.  The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than other types of debt securities.]

[The Fund may invest in collateralized mortgage obligations (CMOs).  CMOs are issued in multiple classes, and each class may have its own interest rate and/or final payment date. A class with an earlier final payment date may have certain preferences in receiving principal payments or earning interest. As a result, the value of some classes in which the Fund invests may be more volatile and may be subject to higher risk of nonpayment.

The values of interest-only (IO) and principal-only (PO) mortgage-backed securities are more volatile than other types of mortgage-related securities. They are very sensitive not only to changes in interest rates, but also to the rate of prepayments. A rapid or unexpected increase in prepayments can significantly depress the price of interest-only securities, while a rapid or unexpected decrease could have the same effect on principal-only securities. In addition, because there may be a drop in trading volume, an inability to find a ready buyer, or the imposition of legal restrictions on the resale of securities, these instruments may be illiquid.]

2.  Comment:  The Fund Summaries for some of the J.P. Morgan Income Funds indicate that the Funds may use mortgage-backed securities and/or derivatives as a principal investment strategy.  Are there limits on these investments?  If not, the prospectus should disclose that the Fund may invest without limit in these types of investments within the discretion of the Adviser.

Response:  The following disclosure will be added to the prospectuses for the J.P. Morgan Income Funds where the Adviser wishes to retain flexibility to invest without limit in mortgage-related securities.

The Fund may invest a significant portion or all of its assets in mortgage-backed securities in the Adviser’s discretion.

Please note that we have not added this disclosure to some of the J.P. Morgan Income Funds that do not intend to invest a significant portion of their assets in mortgage-backed securities.  Although these Funds do not impose a percentage limitation on mortgage-backed securities, such Funds do not currently intend to invest a significant portion of their assets in these types of securities.

With respect to derivatives, the Funds believe that it is unnecessary to revise the current disclosure.   The prospectuses disclose that the Funds utilize derivatives as a principal investment strategy and include detailed risk disclosure.  As disclosed in the prospectuses, the Funds may use derivatives as a substitute for securities in which the Funds can invest, as tools in the management of portfolio assets, and for hedging, risk management, or to increase income or gain to the Funds.  There is no specific percentage limitation applicable to investments in derivatives, and the Funds would be able to utilize such instruments to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act"), and relevant rules and guidance thereunder.

3.   Comment:  The Fund Summary for the JPMorgan Ultra Short Duration Bond Fund contains the following disclosure:

“Under normal market conditions, the Fund will maintain a maximum interest rate sensitivity approximately equal to that of a two-year U.S. Treasury Security.”

Please consider whether the term “interest rate sensitivity” should be further defined in terms of duration or otherwise.

Response:  The Fund has used the term “interest rate sensitivity” over a long period of time, believes that the term is appropriately descriptive of the Fund’s strategy and is consistent with plain English standards.  The Fund does not believe that it is necessary to define further "interest rate sensitivity" or to include additional disclosure concerning duration.

4.

Comment.  The Fund Summary for the JPMorgan Treasury & Agency Fund includes Government Securities Risk.  Please review the disclosure to determine whether it should be updated to reflect changes in the ownership structure or guarantee provisions applicable to Ginnie Mae, Fannie Mae or Freddie Mac.

Response:  We have reviewed the disclosure with Fund counsel and determined that no revisions are necessary.  We also note that the Fund's Statement of Additional Information contains additional disclosure under “Recent Events Regarding Fannie Mae and Freddie Mac.”

5.

Comment:  The Fund Summary for the JPMorgan Mortgage-Backed Securities Fund lists “Interest Rate Risk”  and “Credit Risk” prior to the risks specific to mortgage-backed securities.  The risks should be reordered to lead with the risks specific to mortgage-backed securities.

Response:  The requested change will be made.

How to do Business with Funds

6.

 Comment:  Under “When can I buy shares?”, the prospectuses provide as follows:

“Only purchase orders accepted by the Fund or a Financial Intermediary before 4:00 p.m. Eastern Time (ET) will be effective at that day’s price.”

The term “accepted” should be replaced with the term “received”.

Response:   The Trusts respectfully submit that the term "accepted" is not inconsistent with the 1940 Act and believes that a sufficient explanation of the term is included in the Prospectuses.  The Funds chose the word “accepted” rather than “received” to clarify for prospective investors that the Funds have the right to reject purchase orders if the prospective investor fails to comply with the account application, form of payment, and other requirements described in the prospectus.  The prospectuses contain detailed disclosure concerning the form of payment and account documentation that a prospective investor must provide in order for a purchase order to be “accepted.”  In addition, the prospectuses disclose that purchase orders may be rejected for any reason including suspected market timing activities, abusive trading or failure of the prospective investor to provide information required by federal anti-money laundering laws.  In addition, the prospectuses disclose that Financial Intermediaries may have their own requirements including account application requirements that prospective investors must satisfy prior to having their purchase orders accepted.

In addition, the Trusts are concerned that changing the language may undermine provisions in the prospectuses designed to protect the Funds and their shareholders as well as comply with existing law.   As a result, the Trusts respectfully decline to revise the disclosure.

___________________

We acknowledge the following on behalf of the Trusts: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trusts may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

If you have any questions or require any clarification concerning the foregoing, please call me at 614 248-5749.

Very truly yours,

/s/ Jessica K. Ditullio.

Jessica K. Ditullio, Esq.

EXHIBIT A

JPMorgan Trust I

J.P. Morgan Income Funds

JPMorgan Real Return Fund

JPMorgan Emerging Markets Debt Fund

JPMorgan Strategic Income Opportunities Fund

J.P. Morgan Money Market Funds

JPMorgan Prime Money Market Fund

JPMorgan Trust II

J.P. Morgan Income Funds

JPMorgan Ultra Short Duration Bond Fund

JPMorgan Treasury & Agency Fund

JPMorgan Short Duration Bond Fund

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Bond Fund

J.P. Morgan Money Market Funds

JPMorgan U.S. Government Money Market Fund

JPMorgan Ohio Municipal Money Market Fund

J.P. Morgan Mutual Fund Group

J.P. Morgan Income Funds

JPMorgan Short Term Bond Fund II